UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Astronics Corporation
(Name of Issuer) Common Stock, $0.01 par value
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

46433108
(CUSIP Number)

Michael Braner

325 Capital LLC

200 Park Avenue 17th Floor

New York, NY 10016

646-774-2904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46433108	Page 2 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
320,706
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
320,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%
14	TYPE OF REPORTING PERSON
PN

CUSIP No.	46433108	Page 3 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
320,706
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
320,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%
14	TYPE OF REPORTING PERSON
OO

CUSIP No.	46433108	Page 4 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,690,037
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,690,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
14	TYPE OF REPORTING PERSON
OO

CUSIP No.	46433108	Page 5 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,690,037
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,690,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	46433108	Page 6 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,690,037
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,690,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	46433108	Page 7 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,690,037
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,690,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Astronics Corporation a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 130 Commerce Way, East Aurora, New York 14052.

Item 2.	Identity and Background.

(a)	- (c) and (f).

The persons filing this Schedule 13D are 325 Capital Master Fund LP, a Cayman Islands exempted limited partnership (“325 Master Fund”), 325 Capital GP, LLC, a Delaware limited liability company registered as a foreign partnership in the Cayman Islands (“325 Capital GP”), 325 Capital LLC, a Delaware limited liability company (“325”), Michael Braner, a United States citizen, Daniel Friedberg, a United States citizen, and Anil Shrivastava, a United States citizen (collectively, the “Reporting Persons”).

The principal business of 325 Master Fund is investing in securities. The principal business of 325 Capital GP is serving as the general partner of 325 Master Fund and certain affiliated funds. The principal business of 325 is serving as the investment manager to 325 Master Fund and to certain affiliated funds and separately managed accounts (collectively, the “SMAs”). Messrs. Braner, Friedberg, and Shrivastava are Managing Members of 325.

For each of the Reporting Persons, except for 325 Master Fund, the principal business address, which also serves as the principal office, is 757 Third Avenue, 20th Floor, New York, NY 10017. The principal business address for 325 Master Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 1 and 5. The aggregate purchase price for the Shares is $23,987,814 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the Clients.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management.  The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the close of business on October 4, 2022, the Reporting Person beneficially owned an aggregate of 1,690,037 Shares, which represented 6.6% of the outstanding Shares, based upon 25,664,530 Shares outstanding as of August 5, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on October 4, 2022.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,690,037

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,690,037

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 1,081,397 Shares held in the SMAs.

(c)	The following transactions have been effected by 325 over the last 60 days:

Purchases

Trade Date	Price	Quantity
9/20/2022	8.59	34,158
9/21/2022	8.85	37,201
9/22/2022	8.60	77,985
9/23/2022	8.45	26,131
9/26/2022	8.34	29,892
9/27/2022	8.44*	51,231
9/28/2022	8.32	16,732
10/3/2022	8.35	25,000

*The Price reported for the Common Stock is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $8.39 to $8.50. The Reporting persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this note.

(d)	No other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 18, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	A Joint Filing Agreement was previously filed as an Exhibit to the Initial Schedule 13D on March 18, 2022.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2022	325 CAPITAL MASTER FUND LP

By: 325 Capital GP, LLC, its General Partner

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL GP, LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Partner

DANIEL FRIEDBERG

	By:	/s/ Daniel Friedberg
	Name	Daniel Friedberg

ANIL SHRIVASTAVA

	By:	/s/ Anil Shrivastava
	Name	Anil Shrivastava

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Astronics Corporation, a New York corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 18, 2022	325 CAPITAL MASTER FUND LP

	By:	325 Capital GP, LLC, its General Partner

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL GP, LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

MICHAEL BRANER

	By:	/s/ Michael Braner
	Name	Michael Braner

DANIEL FRIEDBERG

	By:	/s/ Daniel Friedberg
	Name	Daniel Friedberg

ANIL SHRIVASTAVA

	By:	/s/ Anil Shrivastava
	Name	Anil Shrivastava